KEANE GROUP, INC.

2121 Sage Road

Houston, TX 77056

January 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Loan Lauren P. Nguyen

Re: Keane Group, Inc. Registration Statement No. 333-215079

Dear Ms. Nguyen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Keane Group, Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2016 (Commission File No. 333-215079) (the “Registration Statement”), as amended to date, be accelerated so that the Registration Statement will be declared effective at 2:00 p.m., Washington, D.C. time, on January 19, 2017, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Stuart D. Freedman at (212) 756-2407 or Antonio L. Diaz-Albertini at (212) 756-2106, of Schulte Roth & Zabel LLP, counsel to the Registrant, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Please direct any questions or comments regarding this acceleration request to Stuart D. Freedman at (212) 756-2407 or Antonio L. Diaz-Albertini at (212) 756-2106.

(Signature Page Follows)

Sincerely,

KEANE GROUP, INC.

By:	/s/ Kevin M. McDonald

Name: Kevin M. McDonald
Title: Executive Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

As representatives of the several Underwriters

c/o

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

and,

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

VIA EDGAR

January 17, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Loan Lauren P. Nguyen

Re:	Keane Group, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-215079)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned as representatives of the several underwriters (collectively, the “Underwriters”) of the proposed public offering of the Company’s common stock, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 2:00 p.m., Washington, D.C. time, on January 19, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, we wish to advise you that we have effected the following distribution of each of the Company’s Preliminary Prospectus dated January 9, 2017 and the Company’s Preliminary Prospectus dated January 17, 2017, through the date hereof:

Preliminary Prospectuses dated January 9, 2017 and January 17, 2017:

Approximately 2,525 copies of each to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Signature	Title

/s/ Neil Guha Neil Guha	Vice President at Morgan Stanley & Co. LLC

/s/ Dylan Tornay Dylan Tornay	Managing Director at Citigroup Global Markets Inc.

[Signature Page to Acceleration Request by Underwriters]